TRISTATE CAPITAL HOLDINGS, INC.
One Oxford Center
301 Grant Street, Suite 2700
Pittsburgh, PA 15219
412-304-0304

December 20, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     Request for Acceleration of Effectiveness of TriState Capital Holdings, Inc., Registration Statement on Form S-3, Filed December 15, 2017, File No. 333-222074

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TriState Capital Holding, Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. EST on December 21, 2017, or as soon thereafter as possible.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement. The Registrant also acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to David J. Hirsch at (412) 355-2960, or in his absence Paul H. Minton, at (412) 355-2613 of our outside securities counsel, Keevican Weiss Bauerle & Hirsch LLC.

Very truly yours,

/s/ James F. Getz
James F. Getz
Chairman, President and Chief Executive Officer